UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Sensei Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

81728A108

(CUSIP Number)

NEWTYN MANAGEMENT, LLC

60 East 42nd, 9th Floor

New York, New York 10165

(212) 446-2465

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Newtyn Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		768,921
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		- 0 -
	10	SHARED DISPOSITIVE POWER

		768,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

768,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.08%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Newtyn TE Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		687,752
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		- 0 -
	10	SHARED DISPOSITIVE POWER

		687,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

687,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.75%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Newtyn Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		- 0 -
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,456,673
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		- 0 -
	10	SHARED DISPOSITIVE POWER

		1,456,673

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,456,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.83%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Newtyn Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,456,673
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		- 0 -
	10	SHARED DISPOSITIVE POWER

		1,456,673

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,456,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.83%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Ledo Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		- 0 -
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,456,673
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		- 0 -
	10	SHARED DISPOSITIVE POWER

		1,456,673

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,456,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.83%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 81728A108

1	NAME OF REPORTING PERSON

Noah Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		- 0 -
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,456,673
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		- 0 -
	10	SHARED DISPOSITIVE POWER

		1,456,673

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,456,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.83%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 81728A108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Sensei Biotherapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1405 Research Blvd, Suite 125, Rockville, Maryland 20850.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Newtyn Partners, LP, a Delaware limited partnership (“NP”), with respect to the Shares directly and beneficially owned by it;

(ii)	Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”), with respect to the Shares directly and beneficially owned by it;

(iii)	Newtyn Management, LLC, a New York limited liability company (“NM”), as the investment manager of each of NP and NTE;

(iv)	Newtyn Capital Partners, LP, a Delaware limited partnership (“NCP”), as the general partner of each of NP and NTE;

(v)	Ledo Capital, LLC, a New York limited liability company (“Ledo”), as the general partner of NCP; and

(vi)	Noah Levy, as the managing member of each of NM and Ledo.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of the Reporting Persons is 60 East 42nd Street, 9th Floor, New York, New York 10165.

(c) The principal business of each of NP and NTE is investing in securities. The principal business of NM is serving as the investment manager of each of NP and NTE. The principal business of NCP is serving as the general partner of each of NP and NTE. The principal business of Ledo is serving as the general partner of NCP. The principal occupation of Mr. Levy is serving as the managing member of each of NM and Ledo.

(d) No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Levy is a citizen of the United States of America.

8

CUSIP No. 81728A108

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of NP and NTE were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 768,921 Shares beneficially owned by NP is approximately $1,138,191, including brokerage commissions. The aggregate purchase price of the 687,752 Shares beneficially owned by NTE is approximately $1,031,194, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On October 25, 2023, the Reporting Persons delivered a letter (the “Offer Letter”) to the Board of Directors (the “Board”) of the Issuer conveying a proposal to acquire 100% of the Issuer’s outstanding Shares at a price equal to $1.00 per share in cash, representing a premium of approximately 67% over the closing price as of the close of business on October 25, 2023 (the “Proposal”). The Reporting Persons submitted the Proposal to the Board in order to facilitate constructive discussions, with the goal of entering into a mutually agreeable transaction that is in the best interests of all stockholders. A copy of the Offer Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference. On November 6, 2023, the Board rejected the Proposal.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer’s management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations concerning changes to the Issuer’s operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,996,524 Shares outstanding as of November 2, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

9

CUSIP No. 81728A108

A.	NP

(a)	As of the date hereof, NP directly owned 768,921 Shares.

Percentage: Approximately 3.08%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 768,921

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 768,921

B.	NTE

(a)	As of the date hereof, NTE directly owned 687,752 Shares.

Percentage: Approximately 2.75%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 687,752

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 687,752

C.	NM

(a)	NM, as the investment manager of each of NP and NTE, may be deemed to beneficially own the 1,456,673 Shares owned in the aggregate by NP and NTE.

Percentage: Approximately 5.83%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,456,673

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,456,673

D.	NCP

(a)	NCP, as the general partner of each of NP and NTE, may be deemed to beneficially own the 1,456,673 Shares owned in the aggregate by NP and NTE.

Percentage: Approximately 5.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,456,673
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,456,673

E.	Ledo

(a)	Ledo, as the general partner to NCP, may be deemed to beneficially own the 1,456,673 Shares owned in the aggregate by NP and NTE.

10

 CUSIP No. 81728A108

Percentage: Approximately 5.83%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,456,673

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,456,673

F.	Mr. Levy

(a)	Mr. Levy, as managing member of each of NM and Ledo, may be deemed to beneficially own the 1,456,673 Shares owned in the aggregate by NP and NTE.

Percentage: Approximately 5.83%

(b)

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,456,673

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,456,673

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	The transactions in the Shares during the past 60 days by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 3, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1

Offer Letter, dated October 25, 2023 (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by Newtyn Partners, LP, Newtyn TE Partners, LP, Newtyn Management, LLC, Newtyn Capital Partners, LP, Ledo Capital, LLC and Noah Levy on November 3, 2023).

99.2	Joint Filing Agreement, dated November 3, 2023 (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by Newtyn Partners, LP, Newtyn TE Partners, LP, Newtyn Management, LLC, Newtyn Capital Partners, LP, Ledo Capital, LLC and Noah Levy on November 3, 2023).

11

CUSIP No. 81728A108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Newtyn Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory

Newtyn TE Partners, LP

By:	Newtyn Management, LLC Investment Manager

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory

Newtyn Management, LLC

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory

Newtyn Capital Partners, LP

By:	Ledo Capital, LLC General Partner

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory

Ledo Capital, LLC

By:	/s/ Eugene Dozortsev
Name:	Eugene Dozortsev
Title:	Authorized Signatory

12

CUSIP No. 81728A108

/s/ Noah Levy
Noah Levy

13

CUSIP No. 81728A108

SCHEDULE A

The following table details the transactions by the Reporting Persons in Shares of Common Stock during the period commencing sixty (60) days prior to February 10, 2024.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale
NEWTYN PARTNERS, LP
Sale of Common Stock	(9,231)	0.6297	12/13/2023
Sale of Common Stock	(3,766)	0.6321	12/14/2023
Sale of Common Stock	(15,659)	0.6334	12/15/2023
Sale of Common Stock	(2,486)	0.6260	12/19/2023
Sale of Common Stock	(728)	0.6263	12/21/2023
Sale of Common Stock	(30,763)	0.6667	12/22/2023
Sale of Common Stock	(18,758)	0.6596	12/26/2023
Sale of Common Stock	(19,312)	0.6865	12/27/2023
Sale of Common Stock	(36,693)	0.7068	12/28/2023
Sale of Common Stock	(24,739)	0.6868	12/29/2023
Sale of Common Stock	(20,561)	0.7283	1/2/2024
Sale of Common Stock	(41,462)	0.7475	1/3/2024
Sale of Common Stock	(574)	0.8170	2/2/2024
Sale of Common Stock	(2,728)	0.8149	2/5/2024
Sale of Common Stock	(18,136)	0.8342	2/6/2024
Sale of Common Stock	(31,389)	0.8244	2/9/2024

The following table details the transactions by the Reporting Persons in Shares of Common Stock during the period commencing February 10, 2024 through the filing date.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale
NEWTYN PARTNERS, LP
Sale of Common Stock	(500)	0.8425	2/12/2024